Robert J. Barish	One Verizon Way, 4th Floor
Senior Vice President and Controller	Basking Ridge, NJ 07920
Tel: (908) 559-1629
Fax: (908) 766-5725
robert.barish@verizon.com

November 9, 2011

Larry Spirgel

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Verizon Communications Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-08606

Dear Mr. Spirgel:

I am writing with reference to our letter dated November 8, 2011, in which we indicated that in the future Verizon will (i) treat any amounts awarded with respect to the portion of Mr. Seidenberg’s 2008-2010 PSU Award that is subject to the Addendum to his Long Term Incentive Award Performance Stock Unit Agreement for the 2008-2010 award cycle and any similar strategic component of Mr. Seidenberg’s other equity incentive plan awards as stock awards granted on the last day of the applicable performance cycle and (ii) report such awards in the Stock Awards column of the Summary Compensation Table for the applicable year. This letter confirms that, in its proxy statement for the 2012 Annual Meeting of Shareholders, Verizon will include amounts awarded with respect to the strategic components of Mr. Seidenberg’s 2007-2009 PSU award and 2008-2010 PSU award in the Stock Awards columns of the 2009 and 2010 line items, respectively, of the Summary Compensation Table. If any amount is awarded with respect to the strategic component of Mr. Seidenberg’s 2009-2011 PSU award, that amount will similarly be reflected in the Stock Awards column of the 2011 line of the Summary Compensation Table.

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The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Correspondence regarding this letter may be directed to the attention of the undersigned at fax number (908) 766-5725. In addition, you may contact me at (908) 559-1629 or Michael Morrell at (908) 559-1200.

Sincerely,

/s/ Robert J. Barish

Robert J. Barish

Senior Vice President and Controller

cc:	Paul Beswick

Terry French

Jonathan Groff

Thomas Kim

Anne Krauskopf

James Kroeker

Joel Levine

Carlton Tartar

Sharon Virga

Francis J. Shammo